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April 30, 2010	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 67 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on March 2, 2010 relating to Managers AMG TimesSquare Mid Cap Growth Fund (“Mid Cap Fund”), Managers AMG TimesSquare Small Cap Growth Fund (“Small Cap Fund”), Skyline Special Equities Portfolio (“Skyline Fund”), GW&K Municipal Bond Fund (“Municipal Bond Fund”), GW&K Small Cap Equity Fund (“Small Cap Equity Fund”), GW&K Municipal Enhanced Yield Fund (“Municipal Enhanced Yield Fund”) and Renaissance Large Cap Growth Fund (“Large Cap Fund”) (each a “Fund” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Global Comments in Prospectuses

1. Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please replace each reference to “Net Annual Fund Operating Expenses” with “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements” in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested change has been made.

2. Comment: Under “Summary of the Funds – Performance,” please consider reformatting the language in footnote one to the “Average Annual Total Returns as of 12/31/09” table as text rather than as a footnote.

Response: The requested change has been made.

3. Comment: Under “Summary of the Funds – Tax Information,” please clarify, if accurate, that a shareholder may be taxed on withdrawals from an IRA, 401(k), or any tax-advantaged investment plan.

Response: The requested change has been made.

4. Comment: For Funds that have an 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, please consider moving the disclosure stating that “[t]he Fund will provide shareholders with at least 60 days’ prior written notice of any change in this policy” to a new section in the Prospectus outside of the summary section.

Response: The requested change has been made.

5. Comment: If a Fund concentrates its investments in any particular industry sector, please consider revising the disclosure under the “Summary of the Fund – Principal Investment Strategies” and “ – Principal Risks” sections to identify the particular industry sector(s) in which the Fund concentrates its investments.

Response: The Trust notes that none of the Funds currently concentrate their investments in a particular industry sector, but the Trust will consider supplementing a Fund’s prospectus in the future if the Fund concentrates its investments in any particular industry sector.

6. Comment: Under “Additional Information About the Funds,” please consider revising the heading “Summary of the Funds’ Principal Risks” by removing the term “Summary.”

Response: The requested change has been made.

Mid Cap Fund

7. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please add disclosure relating to the Fund’s growth style and/or how the Fund selects growth style investments.

Response: The requested change has been made.

8. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider revising the definition of “mid-capitalization companies” to be consistent with investor expectations of the term.

Response: The Trust believes that the definition of “mid-capitalization companies” currently used by the Mid Cap Fund is consistent with investor expectations and industry practice. The Trust has surveyed mid-capitalization funds in other fund complexes, and notes that several other fund complexes define mid-capitalization companies as those companies within the market capitalization range of either the Russell Midcap Growth or Russell Midcap Value Indexes. Specifically, the Trust notes that the following funds use the capitalization range of the Russell Midcap Growth Index to define mid-capitalization companies: Blackrock Mid-Cap Growth Equity Portfolio (between approximately $744.0 million and $13.0 billion as of June 30, 2009), JPMorgan Mid Cap Growth Fund (between $360 million and $15.4 billion as of September 30, 2009) and T. Rowe Price Mid Cap Growth Fund (between $24 million and $14.6 billion as of December 31, 2008). In addition, JPMorgan Mid Cap Value Fund defines mid-capitalization companies as companies with market capitalizations between $1 billion to $15 billion at the time of purchase. For the reasons noted above, the Trust declines to make the requested change at this time.

Small Cap Fund

9. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider revising the definition of “small-capitalization companies” to be consistent with investor expectations of the term.

Response: The Trust believes that the definition of “small-capitalization companies” currently used by the Small Cap Fund is consistent with investor expectations and industry practice. Nonetheless, the Trust will revise the Fund’s definition of small-capitalization companies as follows: TimesSquare Capital Management, LLC (the “Subadvisor”) generally considers a company to be a “small-capitalization” company if, at the time of purchase, the market capitalization is below $3 billion.

Skyline Fund

10. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” in the “Shareholder Fees” table, please include in the parenthetical under “Redemption/Exchange Fee” disclosure stating that the redemption fee applies to redemptions or exchanges occurring within thirty days of purchase.

Response: The requested change has been made.

Municipal Bond Fund

11. Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please explain why the first footnote to the “Annual Fund Operating Expenses” table states that “other expenses” are based on estimated amounts expected to be incurred during the current fiscal year, as Instruction 6 to Item 3 of Form N-1A only permits “new funds” (funds with six months or less of operating results) to estimate other expenses.

Response: Please note that the Trust does not consider the Fund to be a “new fund” under Form N-1A, and therefore the Trust has removed the footnote regarding estimated other expenses from the Fund’s prospectus.

12. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please disclose the expected duration and/or maturity range of the Fund’s fixed income investments.

Response: The requested change has been made.

13. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider removing the references to the Fund’s average credit rating, consistent with published reports of letters from FINRA to member firms regarding fund credit quality disclosure.

Response: The requested change has been made.

14. Comment: Under the “Summary of the Funds – Principal Investment Strategies” and “ – Principal Risks” with respect to “Geographic Concentration Risk,” please consider adding disclosure, if applicable, relating to the risks of specific states if the Municipal Bond Fund concentrates its investments in any one or more states.

Response: The Trust hereby confirms that the Municipal Bond Fund does not currently intend to concentrate its investments in any one or more states.

Small Cap Equity Fund

15. Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please explain why it is appropriate to disclose in the first footnote to the “Annual Fund Operating Expenses” table that the Financial Highlights section of the Prospectus reflects the operating expenses of the former Class A shares of the Fund, now designated as Investor Class shares.

Response: The Trust notes that the footnote regarding the operating expenses of the Fund’s former Class A shares has been removed from the prospectus.

16. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider revising the definition of “small-capitalization companies” to be consistent with investor expectations of the term.

Response: The Trust believes that the definition of “small-capitalization companies” currently used by the Small Cap Equity Fund is consistent with investor expectations and industry practice. Nonetheless, the Trust will revise the Fund’s definition of small-capitalization companies as follows: Small-capitalization companies are those with a market capitalization less than $2.5 billion at time of purchase.

17. Comment: Under “Summary of the Funds – Performance,” please consider moving the description of the Fund’s current and former benchmark indexes to a new section in the Prospectus outside of the summary section.

Response: The Trust notes that Instruction 2(c) to Item 4 of Form N-1A allows a fund that selects a different index from the one used in the immediately preceding period to explain the reasons for the change and to include information for both the newly selected and former index. Therefore, the Trust declines to make the requested change.

Municipal Enhanced Yield Fund

18. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please disclose the expected duration and/or maturity range of the Fund’s fixed income investments.

Response: The Trust notes that the Fund discloses in its prospectus that the Fund may invest in bonds of any maturity or duration and does not expect to target any specific range of maturity or duration. Therefore, the Trust declines to make the requested change.

19. Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider removing the references to the Fund’s average credit rating, consistent with published reports of letters from FINRA to member firms regarding fund credit quality disclosure.

Response: The requested change has been made.

20. Comment: Under the “Summary of the Funds – Principal Investment Strategies” and “ – Principal Risks” with respect to “Geographic Concentration Risk,” please consider adding disclosure, if applicable, relating to the risks of specific states if the Municipal Enhanced Yield Fund concentrates its investments in any one or more states.

Response: The Trust hereby confirms that the Municipal Enhanced Yield Fund does not currently concentrate its investments in any one or more states.

21. Comment: Under “Summary of the Funds – Performance,” in the first sentence of the second paragraph, please consider adding additional disclosure regarding the Fund’s reorganization on November 10, 2008.

Response: The requested change has been made.

22. Comment: Under “Summary of the Funds – Performance,” please consider moving the description of the Fund’s current and former benchmark indexes to a new section in the Prospectus outside of the summary section.

Response: The Trust notes that Instruction 2(c) to Item 4 of Form N-1A allows a fund that selects a different index from the one used in the immediately preceding period to explain the reasons for the change and to include information for both the newly selected and former index. Therefore, the Trust declines to make the requested change.

Large Cap Fund

23. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please explain why the first footnote to the “Annual Fund Operating Expenses” table states that “other expenses” are based on estimated amounts expected to be incurred during the current fiscal year, as Instruction 6 to Item 3 of Form N-1A only permits “new funds” (funds with six months or less of operating results) to estimate other expenses.

Response: Please note that the Trust does not consider the Fund to be a “new fund” under Form N-1A, and therefore the Trust has removed the footnote regarding estimated other expenses from the Fund’s prospectus.

24. Comment: Under “Additional Information About the Fund – Past Performance of Other Renaissance Accounts,” please explain supplementally why the Composite excludes wrap accounts.

Response: In accordance with guidance provided by the Staff in Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996), the Trust believes it is permissible for the Fund to exclude wrap accounts from the Composite because such exclusion does not cause the Composite’s performance to be misleading (see Footnote 3). Furthermore, the Fund’s subadvisor has represented to the Trust that the performance of the wrap accounts was not materially different from the performance of the Composite, which includes performance of institutional separately managed accounts and registered management investment companies. The Fund’s subadvisor notes that it maintains a separate performance composite for wrap accounts because of differences with respect to fee and expense structures.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda